Exhibit 99.2

MiX Telematics Limited (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF MAJOR SUBSIDIARIES OF MIX TELEMATICS

Shareholders are advised of the following information relating to dealings in securities by a director of major subsidiaries of MiX Telematics pursuant to the exercise of share options under the MiX Telematics Group Executive Incentive Scheme (“the Scheme”).

Brendan Horan’s intention is to sell approximately 180,000 of these shares to cover the strike price and resultant tax implications of the transaction.  At the conclusion of the transaction, Horan will have increased his shareholding in MiX Telematics by approximately 70,000 ordinary shares, bringing his total shareholding to approximately 466,900.

Name of director:	Brendan Horan
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited, MiX Telematics Investments Proprietary Limited and MiX Telematics International Proprietary Limited
Transaction date:	3 June 2016
Class of securities:	Ordinary shares
Number of securities:	250,000
Price per security:	R1.54
Total value:	R385,000.00
Nature of transaction:	Off-market exercise of the share options granted under the Scheme
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

8 June 2016

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